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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE & FINANCIAL HIGHLIGHTS FOR 2002 FOURTH QUARTER AND FULL-YEAR RESULTS PRESS RELEASE FOR APPOINTMENT OF CEO AND CFO OF QUEBECOR WORLD

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                        Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                        No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release and Financial Highlights for 2002 Fourth Quarter and Full-Year Results (#04/03).

2.
Press Release for appointment of CEO and CFO of Quebecor World Inc. (#05/03).

3.
Management Profiles and Photos

February 3, 2003	04/03
For immediate release	Page 1 of 5

2002 FOURTH-QUARTER AND FULL-YEAR RESULTS

2002 FREE CASH FLOW INCREASES 11% TO $320 MILLION

Montreal, Canada — Quebecor World Inc. is pleased to announce 2002 year-end and fourth quarter results. For the full year 2002, revenues were $6.2 billion compared to $6.3 billion in 2001. Net income amounted to $279.3 million or $1.76 per diluted share compared to $22.4 million or $0.00 per diluted share for the years ended December 31, 2002 and 2001 respectively. For the full year 2002, restructuring and other special charges amounted to $24.1 million compared to $226.3 million after tax, in the prior year. Free cash flow increased to $320 million in 2002 from $287 million in 2001, an 11% increase.

Revenues for the fourth quarter 2002 increased 5% to $1.7 billion. Operating income increased 7% to $160 million and earnings per share increased 11% on a comparable basis (note:1) to $0.61 per diluted share.

Operating margin in the fourth quarter, before restructuring and other charges, increased to 9.5% compared to 9.3% for the same period last year. We recorded strong performance in our North American Magazine/Catalog and Directory Groups that helped offset significantly weaker results in our North American Commercial/Direct Group and in our French operations. On a full year comparable basis operating margin was 9.0% compared to 9.8% in 2001.

"During the first half of 2002 we realized lower revenues and earnings, as expected. We experienced improvement in the last six months and reduced financial expenses, allowing us to grow EPS on a comparable basis in the third and fourth quarters," said Mr. Charles G. Cavell, President and CEO Quebecor World. "This was achieved despite price pressures as a result of the difficult economic climate and excess capacity in the industry. We expect these conditions to continue into 2003 thereby requiring a continued focus on cost containment as we move forward."

Note: 1, Comparable earnings are defined as earnings before restructuring, other special charges and the amortization of goodwill.

For immediate release	Page 2 of 5

During 2002 Quebecor World was successful in gaining new business and renewing long-term contracts with existing customers especially in our largest market, North America. Recently we announced contract wins with such important retailers and publishers as USA WEEKEND, Simon & Schuster, Albertsons, Rogers Publishing, and with Avon, Reader's Digest, Telefónica and Abril in Latin America.

"These wins clearly demonstrate that our leading technological platform and one-stop global shopping approach is of tremendous value in the market place," added Mr. Cavell. "We are determined to continue to be the low cost provider in our industry. This mix of a high-technology, low cost platform, coupled with strong customer service is what has made us the world leader and we will ensure this continues to be the case in all our geographies."

During the fourth quarter the Company recognized restructuring and other special charges of $19.6 million, pre-tax. The major components of this restructuring charge include the cost of workforce reductions in North America, Europe and Latin America, the write-off of an investment in Q-Media, a CD ROM replication business, and idle or impaired assets, for a total of $60 million. This is partially offset by the reversal of unused reserves in the 2001 restructuring initiatives amounting to $40 million.

Quebecor World's European operations, in countries outside of France, grew revenues and operating income in 2002 in spite of difficult print market conditions. Overall in Europe, revenues increased in the quarter and on a year-to-date basis but operating margins dropped because of our underperforming French operations. The Company is committed to correcting this situation, as we indicated in the third quarter, by significantly reducing costs in an effort to improve our French results.

In Latin America our business continued its strong growth. Despite a weaker fourth quarter, 2002 revenues increased 13% to $183 million. On a comparable basis, operating margins in 2002 improved to 7.8% from 6.5% in 2001.

During the year Quebecor World significantly improved its financial condition. For the year ending December 31, 2002, the net repayment of long-term debt amounted to $380 million. For the year, financial expenses were reduced by $39 million or 18% compared to 2001, due to reduced bank borrowings and lower

For immediate release	Page 3 of 5

rates of interest on long-term debt and securitization. At the end of 2002 Quebecor World's debt-to-capitalization stood at 40:60 compared to 46:54 at the end of 2001. This is also down from the high of 62:38 at the time of the World Color merger in 1999.

The Board of Directors declared a dividend of $0.13 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on March 3, 2003 to shareholders of record at the close of business February 14, 2003.

Quebecor World Inc. also announced today that it has filed its quarterly report for the quarter ended December 31, 2002 with the Securities and Exchange Commission. The report contains certifications from Charles G. Cavell, President and Chief Executive Officer and Christian M. Paupe, Executive Vice President, Chief Administrative Officer and Chief Financial Officer, that the periodic report fully complies with the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the company. These certifications are in accordance with the requirements of the Sarbanes-Oxley Act.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com
SEC web address: www.sec.gov

Quebecor World To Webcast Investor Conference Call on February 4, 2003

Quebecor World Inc. will broadcast its Fourth Quarter, Year-end conference call live over the Internet on February 4, 2003 at 8:00 AM (EST).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworld.com/htmen/webcasts/Q402

For immediate release	Page 4 of 5

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 1359916, available from February 4, 2003 to February 10, 2003.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.

Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended December 31
(In millions of US dollars, except per share amounts)
(Unaudited)

	Three months			Twelve months
	2002	2001	Change	2002	2001	Change
Consolidated Results
Revenues	$1,693.4	$1,615.9	5%	$6,242.0	$6,320.1	(1)%
Operating income before depreciation and amortization*	246.2	234.9	5%	898.4	955.6	(6)%
Operating income before restructuring and other charges	160.3	149.7	7%	562.8	617.8	(9)%
Restructuring and other charges	19.6	270.0		19.6	270.0
Operating income	140.7	(120.3)	217%	543.2	347.8	56%
Net income**	70.6	(154.1)	146%	279.3	22.4	1147%
Cash provided from operating activities	300.8	440.7	(32)%	513.4	576.5	(11)%
Free cash flow from operations***	262.4	385.1	(32)%	319.8	287.2	11%
Operating margin before depreciation and amortization*	14.5%	14.5%		14.4%	15.1%
Operating margin before restructuring and other charges	9.5%	9.3%		9.0%	9.8%
Operating margin	8.3%	(7.4)%		8.7%	5.5%
Segmented Information
Revenues
North America	$1,363.8	$1,326.6	3%	$5,078.6	$5,268.1	(4)%
Europe	283.0	239.4	18%	982.3	891.3	10%
Latin America	47.8	50.1	(5)%	183.0	161.4	13%
Operating income *
North America	$138.2	$137.5	1%	$527.3	$564.5	(7)%
Europe	12.5	15.1	(17)%	39.5	53.9	(27)%
Latin America	4.0	4.9	(18)%	14.2	10.4	37%
Operating margins *
North America	10.1%	10.4%		10.4%	10.7%
Europe	4.4%	6.3%		4.0%	6.1%
Latin America	8.5%	9.9%		7.8%	6.5%
Financial Position
Working capital				$(209.3)	$(194.5)
Total assets				6,205.5	6,186.5
Long-term debt (including convertible notes)				1,822.1	2,132.2
Shareholders' equity				2,703.8	2,473.2
Debt-to-capitalization				40:60	46:54
Per Share Data
Earnings (loss)**
Diluted	$0.44	$(1.16)	138%	$1.76	$—	—%
Diluted before restructuring and other special charges	$0.61	$0.45	36%	$1.92	$1.58	22%
Dividends on equity shares	$0.13	$0.12	8%	$0.49	$0.46	7%
Book value				$15.92	$14.39	11%
*
Before restructuring and other charges.

**
Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

***
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

February 3, 2003	05/03
For immediate release	Page 1 of 2

MICHEL DESBIENS AND CLAUDE HÉLIE APPOINTED CEO AND CFO OF QUEBECOR WORLD

Montreal, Canada — The Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc., is pleased to announce the appointments of Michel Desbiens as Chief Executive Officer and Claude Hélie as Chief Financial Officer of the Company. Mr. Desbiens is replacing Charles G. Cavell who becomes Deputy Chairman of the Board. Mr. Hélie is replacing Christian Paupe who has announced his intention to pursue other career opportunities.

"Last summer Mr. Cavell informed me of his wish to see his responsibilities lightened while remaining associated with the growth and success of the Company. Today, I am pleased to announce that Charlie will work very closely with Michel thereby ensuring a smooth transition," said Mr. Mulroney. He added: "Michel Desbiens and Claude Hélie formed a team that was highly regarded by everyone when they drove the impressive growth of Donohue Inc. At Michel's invitation Claude has accepted to rejoin him and assume the role of Chief Financial Officer of Quebecor World. The combination of the skills of these two individuals will ensure that the Company will continue to grow and deliver value to all shareholders."

Mr. Mulroney said that, "Charlie has provided exceptional leadership at Quebecor World Inc. and has greatly contributed to the growth of the Company during the past 15 years. We are delighted with Charlie's decision to accept a new appointment as Deputy Chairman of the Board, thereby ensuring his ongoing valuable assistance to the new management team."

The CEO of Quebecor Inc., the controlling shareholder of Quebecor World, Pierre Karl Péladeau said, "In its day, Donohue was the model in its sector of activity, arguably the best paper company in the world. This success story had a lot to do with the leadership and hard work of the two individuals that are being appointed today." Mr. Péladeau added, "Quebecor World is very much part of the history of Quebecor and these two men have been a major part of our success. I am confident they will continue to deliver for our shareholders in their new roles."

For immediate release	Page 2 of 2

Mr. Desbiens' appointment is effective immediately. Mr. Hélie's is effective February 17. Messrs. Cavell, Paupe, Desbiens and Hélie will participate on the Quebecor World fourth quarter, year-end conference call.

Biography notes and photos attached.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

February 3, 2003	Page 1 of 1

MANAGEMENT PROFILES

MICHEL DESBIENS, CHIEF EXECUTIVE OFFICER, QUEBECOR WORLD INC.
CLAUDE HÉLIE, CHIEF FINANCIAL OFFICER, QUEBECOR WORLD INC.

Michel Desbiens
Chief Executive Officer, Quebecor World Inc.

Mr. Desbiens was educated at Laval University receiving a Bachelor's Degree in Mechanical Engineering in 1964. He began his career in the paper industry, holding a number of engineering and supervisory positions. In 1977, he joined Domtar as General Manager, Manufacturing for the company's newsprint division. A few years later, he was appointed Domtar's Vice-President and General Manager for newsprint, commercial pulp and groundwood specialties. In 1985, Mr. Desbiens became CEO of Chapelle-Darblay, a French pulp and paper company. Returning to Canada in the late '80s, Mr. Desbiens held several senior executive positions at Domtar in sales, marketing and business development before moving to Donohue as Chief Operating Officer in 1992. In 1994, he was appointed President and CEO of Donohue, a position he held until the company was sold to Abitibi Consolidated in 2000. Mr. Desbiens became a Director of Quebecor World Inc. in April 2002 and was named CEO International Operations in November 2002.

Claude Hélie
Chief Financial Officer, Quebecor World Inc.

Mr. Claude Hélie has been the Executive Vice-President and Chief Financial Officer of Quebecor Inc. since April 2000. Prior to that, he was Vice-President and Chief Financial Officer at the pulp and paper company, Donohue Inc. From 1982 to 1994, Mr. Hélie was Vice-President Finance at the Société générale de financement du Québec, a Québec Crown Corporation. He is a graduate of l'École des hautes études commerciales and is a member of the Order of Chartered Accountants of Québec.

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

CLAUDE HÉLIE

MICHEL DESBIENS

CHARLES CAVELL AND MICHEL DESBIENS

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
	By:	/s/ CHRISTIAN M. PAUPE
	Name:	Christian M. Paupe
	Title:	Executive Vice President, Chief Administrative Officer and Chief Financial Officer
Date: February 3, 2003

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DOCUMENTS INDEX
PRESS RELEASE AND FINANCIAL HIGHLIGHTS FOR 2002 FOURTH QUARTER AND FULL–YEAR RESULTS
Press Release
Financial Highlights
PRESS RELEASE FOR APPOINTMENT OF CEO AND CFO OF QUEBECOR WORLD INC.
MANAGEMENT PROFILES AND PHOTOS
SIGNATURES